CLARKSTON CAPITAL PARTNERS, LLC

303 E. Third Street
Suite 110

Rochester, MI 48307

February 1, 2021

Mr. Bradley Swenson
President

ALPS Series Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	ALPS Series Trust (the “Trust”): Clarkston Founders Fund – Founders Class (the “Founders Fund”)

Dear Mr. Swenson:

This letter (the “Agreement”) confirms the agreement of Clarkston Capital Partners, LLC (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” that it is entitled to receive from the Founders Fund and to reimburse “Other Expenses” to the extent required below:

Founders Fund

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Founders Fund (excluding shareholder servicing fees, brokerage expenses, interest expenses, acquired fund fees and expenses, taxes and extraordinary expenses) to an annual rate of 0.80% of the Founders Fund’s average daily net assets for the Founders Class during the term of this Agreement. The Adviser will reduce the Management Fee payable by the Founders Fund and/or shall reimburse the Founders Fund (or class as applicable) to the extent the Founders Fund’s Total Annual Operating Expenses (excluding shareholder servicing fees, brokerage expenses, interest expenses, acquired fund fees and expenses, taxes and extraordinary expenses) exceed 0.80%. If applicable, the waiver and/or reimbursement shall be allocated to each class of the Founders Fund in the same manner as the underlying expenses or fees were allocated.

The Trust shall reduce the Management Fees owed to the Adviser and/or invoice the Adviser with respect to any reimbursement amounts owed by the Adviser to the Trust. Any such invoices are payable upon receipt. Invoices should be delivered via email to the Adviser at the email address the Adviser provides to the Trust.

The Adviser further agrees that such fee waivers and reimbursements for the Founders Fund are effective as of February 12, 2021 and shall continue at least through February 28, 2022; and will thereafter continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust and the Adviser does not provide at least 30 days written notice of non-continuance prior to the end of the then effective term with respect to the Founders Fund. Except due to the Adviser’s notice of non-renewal, this Agreement may only be amended or terminated with the approval of the Board of Trustees of the Trust.

The Adviser will be permitted to recover, with respect to the Founders Fund, on a class-by-class basis, expenses it has borne through this letter agreement (whether through reduction of its Management Fee or otherwise) only to the extent that the Founders Fund’s expenses in later periods do not exceed the lesser of (1) the contractual expense limit in effect at the time the Adviser waives or limits the expenses or (2) the contractual expense limit in effect at the time the Adviser seeks to recover the expenses. Notwithstanding the foregoing, the Founders Fund will not be obligated to pay any such deferred fees or expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.

CLARKSTON CAPITAL PARTNERS, LLC

By:
Name:	David W. Rumph
Title:	Director of Institutional Operations

Your signature below acknowledges acceptance of this letter agreement:

ALPS SERIES TRUST

By:
Name:	Bradley Swenson
Title:	President

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